SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

COMMISSION FILE NUMBER 1-9037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below: The IT Corporation Retirement Plan.

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office: The IT Group, Inc., 2790 Mosside Boulevard, Monroeville, PA 15146.

Audited Financial Statements
and Supplemental Schedules

The IT Corporation Retirement Plan

Year ended December 31, 1999
with Report of Independent Auditors

The IT Corporation Retirement Plan

Audited Financial Statements
and Supplemental Schedules

Year ended December 31, 1999

Report of Independent Auditors

IT Corporation
  as Plan Administrator of
  The IT Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The IT Corporation Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, nonexempt transactions and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Pittsburgh, Pennsylvania
June 13, 2000

The IT Corporation Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	1999	1998

Assets
Investments, at fair value	$261,671,425	$132,612,109

Receivables:
Employer contributions	2,529,194	2,323,793
Employee contributions	1,784,359	634,532

	4,313,553	2,958,325

Net assets available for benefits	$265,984,978	$135,570,434

See accompanying notes.

The IT Corporation Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1999

Additions:
Investment income:
Interest and dividend income	$17,232,293
Net appreciation in fair value of investments	10,892,697

28,124,990
Contributions:
Employer contributions	9,286,355
Employee contributions	21,697,999
Other additions	22,852

Total additions	59,132,196

Deductions:
Benefit and withdrawal payments to participants	21,096,316
Other deductions	56,358

Increase prior to transfers	37,979,522
Transfers into the Plan	92,435,022

Net additions	130,414,544
Net assets available for benefits, beginning of year	135,570,434

Net assets available for benefits, end of year	$265,984,978

See accompanying notes.

The IT Corporation Retirement Plan

Notes to Financial Statements

December 31, 1999

1. Description of Plan

The following description of The IT Corporation Retirement Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The IT Corporation Retirement Plan is a defined contribution profit sharing plan which covers substantially all employees of The IT Group, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On February 3, 1998, approximately $2,795,000 of participant accounts were transferred into the Plan in connection with the Company's acquisition of Pacific Environmental Group, Inc. In addition, approximately $6,577,000 of participant accounts were transferred into the Plan on May 1, 1998 in connection with the Company's acquisition of Jellinek, Schwartz, and Connolly, Inc. Additionally, approximately $2,372,000 of participant accounts were transferred out of the Plan in February 1998 in connection with the Company's divestiture of its Wilmington, California remediation services division.

In February 1998, the Company acquired OHM Corporation, a publicly–traded provider of technology–based, on–site hazardous waste remediation services in the United States. In April 1999, approximately $54,990,000 of participant accounts were transferred into the Plan from OHM Corporation's Retirement Savings Plan. Approximately $50,800,000 of these participant accounts were transferred directly into the Fidelity Retirement Money Market Fund. Upon transfer into the Plan, participants could allocate their investment balance from the Fidelity Retirement Money Market Fund into any of the other investment funds available under the Plan.

In December 1998, the Company acquired Fluor Daniel GTI, Inc., a broad–based environmental services firm. In July 1999, approximately $37,445,000 of participant accounts were transferred into the Plan from the Fluor Daniel GTI, Inc. 401(k) Retirement Savings Plan (Fluor Daniel GTI Plan). Participant investments which were invested in the Fidelity Magellan or Fidelity Puritan Funds under the Fluor Daniel GTI Plan were transferred into these same funds under the Plan. All other participant investments were transferred into the Fidelity Retirement Money Market Fund. Upon transfer into the Plan, participants could allocate their investment balance from the Fidelity Retirement Money Market Fund into any of the other investment funds available under the Plan.

1. Description of Plan (continued)

General (continued)

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation. These reclassifications did not affect the net assets available for benefits as of December 31, 1998.

Contributions

Eligible employees may make contributions to the Plan upon date of hire with the Company. The Plan permits annual employee contributions ranging from 1% to 15% of participants' eligible compensation. Prior to January 1, 1999, the Company contributed 3% of each participant's eligible compensation to the Plan ("fixed contribution"). In addition to the fixed contribution, prior to January 1, 1999, the Company matched employee contributions ("matching contribution") up to 2% of participants' eligible compensation by matching 50% of each participant's contribution (up to 4% of eligible compensation) to the Plan. Effective January 1, 1999, the Company amended the Plan to discontinue the fixed contribution and to revise the matching contribution, whereby the Company will contribute up to 4% of participants' eligible compensation by matching 100% of each participant's contribution (up to 4% of eligible compensation). Eligible employees may participate in the Company's match contribution beginning on the next January 1 or July 1 after completion of a year of service, as defined by the plan document.

In addition, the Company may, in its sole discretion, contribute a discretionary amount determined by the Company's board of directors based on the financial success of the Company. This amount is allocated to participants' accounts based on the amount of compensation deferred by each participant. Discretionary contributions made by the Company for the year ended December 31, 1999 were approximately $1,746,000.

Participant Accounts

Each participant elects a fund or a combination of funds for the investment of their account. Effective January 1, 1999, the Company, at its discretion, may direct that any or all of the employer matching contribution for any plan year be made in or invested in the Company Stock Fund. For the year ended December 31, 1999, the Company's match contribution and the additional discretionary contribution were allocated to the funds chosen by the participants. The income of the Plan, together with any gains in the value of the investments, increases participants' accounts proportionately based on their account balances to total account balances. Losses reduce participants' accounts in the same manner. Forfeited balances of terminated participants'

1. Description of Plan (continued)

Participant Accounts (continued)

nonvested accounts are used to reduce future company contributions and to pay administrative expenses of the Plan.

Effective January 1, 1999, three new fund options were added to the Plan. These funds are the Fidelity Puritan Fund, the Spartan U.S. Equity Index Fund, and the Morgan Stanley Dean Witter Institutional (MSDWI) Emerging Growth Portfolio Class B Fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in employer contributions at the rate of 20% after two years of service and an additional 20% for each year of service thereafter, until participants are 100% vested after six years of service.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Prior to May 27, 1998, loan terms ranged from six months to three years. The Plan was amended May 27, 1998 to permit loans of at least $2,000 to be repaid over a period not to exceed five full years. The loans are secured by the balance in the participant's account and bear interest at rates between 9.25% and 10.75%. Principal and interest are paid ratably through monthly payroll deductions.

Hardship Withdrawals

As of January 1, 1999, the Plan will allow a participant to make one withdrawal per calendar quarter upon incurring a hardship as determined by the Company in accordance with the rules of uniform application which the Company may from time to time prescribe.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in registered investment companies and common stock are valued at quoted market prices on the last business day of the plan year. The participant notes receivable are valued at cost, which approximates fair value.

Investment Transactions Gains and Losses

Purchases and sales of investments are reflected on the trade dates. Realized gains and losses from investment transactions represent the difference between the proceeds received and the weighted average cost of the securities sold. Unrealized gains and losses on investments are measured by the change in the difference between the market value of the investments held at the beginning and end of the plan year. Cash dividends are recorded on the ex–dividend dates, and interest is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	1999	1998

Fidelity Equity Income Fund	$35,227,874	$33,917,077
Fidelity Magellan Fund	99,055,188	52,666,850
Fidelity Retirement Money Market Fund	62,690,685	22,459,118

3. Investments (continued)

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investment in registered investment companies	$11,083,456
Company Stock Fund	(190,759)

$10,892,697

Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the Fidelity Retirement Money Market Fund is as follows:

	December 31
	1999	1998

Investment:
Fidelity Retirement Money Market Fund	$62,690,685	$22,459,118

Year ended December 31 1999

Changes in investment:
Employee contributions	$ 7,565,311
Employer contributions	3,480,858
Interest and dividends	2,979,353
Benefit and withdrawal payments	(9,394,844)
Interfund transfers	(34,892,411)
Other deductions	17,382
Transfers into the Plan	70,475,918

$ 40,231,567

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 27, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter; therefore, the amendments are not covered by the determination letter. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Transactions with Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party–in–interest. Trustee and investment fees paid during 1999 were based upon customary and reasonable rates for such services.

One of the investment vehicles available to employees, the Company Stock Fund, contains stock of the Company.

Supplemental Schedules

The IT Corporation Retirement Plan

EIN 94–1259053 Plan #002

Schedule G, Part III–Nonexempt Transactions

December 31, 1999

(a) Identity of Party Involved	(b) Relationship to Plan, Employer or Other Party–in–Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value

IT Corporation	Employer/Plan Sponsor

Contributions of $1,388,528 for the payroll period February 1, 1999 to February 28, 1999 were deposited March 24, 1999. The Plan Sponsor intends to file the required Form 5330 and pay the related excise tax within the applicable time frame.

Columns (d) through (j) are not applicable.

The IT Corporation Retirement Plan

EIN 94–1259053 Plan #002

Schedule H, Line 4(i)–Schedule of Assets Held for Investment Purposes
at End of Year

December 31, 1999

Description of Investment	Number of Shares	Cost	Current Value

Interest in Registered Investment Companies:

*Fidelity Asset Manager Fund	199,682.655	$ —	$ 3,670,167
*Fidelity Asset Manager Growth Fund	509,494.923	—	10,021,765
*Fidelity Asset Manager Income Fund	179,417.048	—	2,185,300
*Fidelity Equity Income Fund	658,711.202	—	35,227,874
*Fidelity Intermediate Bond Fund	930,900.644	—	9,085,590
*Fidelity Magellan Fund	724,988.564	—	99,055,188
*Fidelity Overseas Fund	222,790.434	—	10,696,169
*Fidelity Retirement Money Market Fund	62,690,684.660	—	62,690,685
*Fidelity Puritan Fund	395,716.030	—	7,530,476
Spartan U.S. Equity Index Fund	125,415.178	—	6,532,877
MSDWI Emerging Growth Portfolio Class B Fund	531,159.670	—	6,915,699

*Company Stock Fund	390,295.452	3,312,259	3,155,453
*Participant loans (9.25% to 10.75%)		—	4,904,182

Total			$ 261,671,425

*Party-in-interest

The IT Corporation Retirement Plan

EIN 94–1259053 Plan #002

Schedule H, Line 4(j)–Schedule of Reportable Transactions

December 31, 1999

Description of Asset/Transaction	Purchase Price	Sales Price	Expenses Incurred	Cost of Assets	Realized Gain/Loss

Category (i)–Single transactions in excess of 5% of plan assets

0630 Fidelity Retirement Money Market	$17,042,827	$ —	$ —	$ —	$ —

Description of Asset/Transaction	Total Amount of Purchases	Total Amount of Sales	Cost of Assets	Realized Gain/Loss

Category (iii)–Series of transactions in excess of 5% of plan assets

0630 Fidelity Retirement Money Market	$28,810,815	$ —	$ —	$ —
0630 Fidelity Retirement Money Market	—	10,109,328	10,109,328	—

There were no category (ii) or (iv) transactions in 1999.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan's sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

The IT Corporation Retirement Plan
Date: June 28, 2000
/s/ ANTHONY J. DELUCA Anthony J. DeLuca Chief Executive Officer and President